UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PIEDMONT OFFICE REALTY TRUST, INC.
(Name of Subject Company)

 MIRELF III REIT INVESTMENTS, LLC
MIRELF III MADISON INVESTMENTS, LP
MADISON INTERNATIONAL HOLDINGS III, LLC
 (Bidders)

SHARES OF COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

949906101
(CUSIP Number of Class of Securities)

Ronald M. Dickerman	Copy to:
MIRELF III REIT Investments, LLC	Simon M. Nadler, Aaron A. Ghais
c/o Madison International Realty, LLC	Shulman Rogers Gandal Pordy & Ecker, P.A.
410 Park Avenue, Suite 820 New York, NY 10022	12505 Park Potomac Avenue, Sixth Floor Potomac, Maryland 20854
Tel: 212.688.8777	Tel: 301.230.5200
Fax: 212.688.8774	Fax: 301.230.2891
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$70,860,000	$3,954.00

*	For purposes of calculating the filing fee only. Assumes the purchase of 23,620,000 Shares at a purchase price equal to $3.00 per Share in cash.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒	Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration Number: Filing Party: Date Filed:	$3,954.00 005-80150 MIRELF III REIT Investments, LLC October 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

TENDER OFFER

This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment”) amends and restates the Tender Offer Statement on Schedule TO (the “Original TO”) filed on October 13, 2009 by MIRELF III REIT Investments, LLC (“MIRELF”). The Original TO, as amended by this Amendment, relates to the offer (the “Offer”) on October 13, 2009 (the “Offer Date”) by MIRELF, MIRELF III Madison Investments, LP and Madison International Holdings III, LLC (collectively, the “Purchaser”) to purchase up to 23,620,000 shares of common stock (the “Shares”) in Piedmont Office Realty Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $3.00 per Share, in cash. The Offer is made upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated November 6, 2009 (the “Offer to Purchase”) attached hereto as Exhibit (a)(1) and in the related Letter of Transmittal attached to the Original TO as Exhibit (a)(2). The Offer, withdrawal rights, and proration period will expire at 11:59 P.M., Eastern Time, on November 17, 2009 (the “Expiration Date”) unless the Offer is extended. Shareholders who tender their Shares will not be obligated to pay any Corporation transfer fees, or any other fees, expenses or commissions in connection with the tender of Shares, unless such a fee or commission is charged by the tendering Shareholder’s broker, dealer, commercial bank, trust company or other nominee. The Purchaser will pay all such costs and all charges and expenses of MIRELF III Investment Processing, LLC (the “Depositary”), as depositary in connection with the Offer.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after October 13, 2009. Any dividends made or declared after the Expiration Date, pursuant to the terms of the Offer and as set forth in the Letter of Transmittal, are assigned by tendering Shareholders to the Purchaser. The Purchaser is entitled to all proceeds that are paid on or after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

MIRELF, the entity that will be purchasing the Shares, is an indirect subsidiary of Madison International Real Estate Liquidity Fund III, LP, a Delaware limited partnership (the “Fund”). The sole managing member of MIRELF is MIRELF III Madison Investments, LP (the “Manager”), and Madison International Holdings III, LLC is the sole general partner of the Manager and of the Fund. Neither the Purchaser nor the Fund has ever commenced a tender offer for the Corporation’s Shares and is not affiliated with and should not be confused with Madison Capital Management, which has made two previous tender offers for the Corporation’s Shares.

The Corporation had over 110,000 holders of record owning an aggregate of 472,373,109 Shares as of July 31, 2009, according to its Quarterly Report on Form 10-Q filed on August 13, 2009. The Purchaser and its affiliates own approximately 2,113.50 Shares or less than 0.01% of the outstanding Shares.  The 23,620,000 Shares subject to the Offer constitute approximately 5.0% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to $70,860,000 in aggregate purchase price. The Purchaser intends to fund the purchase price through contributions made by the Fund, which in turn will be disbursed out of the Fund’s current working capital and binding capital commitments.

The address of the Corporation’s principal executive offices is 11695 Johns Creek Parkway, Ste. 350, Johns Creek, Georgia 30097, and its phone number is (770) 418-8800.

Items 1 through 9, and Item 11.

The information set forth in the Amended and Restated Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth above or below.

Item 10.  Financial Statements.

 Not applicable.

Item 12.	Exhibits.

(a)(1)	Amended and Restated Offer to Purchase dated November 6, 2009

(a)(2)	Letter of Transmittal**

(a)(3)	Form of Letter to Shareholders dated October 13, 2009**

(a)(4)	Form of Advertisement in Investor’s Business Daily**

(a)(5)	Transfer & Assignment of Shares Form**

(b)-(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.
____________________
** - Previously filed as Exhibits to the Purchaser’s Schedule TO on October 13, 2009

SIGNATURES

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2009

MIRELF III REIT Investments, LLC By: MIRELF III Madison Investments, LP Its: Managing Member By: Madison International Holdings III, LLC Its: General Partner

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman Managing Member

MIRELF III Madison Investments, LP By: Madison International Holdings III, LLC Its: General Partner

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman Managing Member

Madison International Holdings III, LLC

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman Managing Member

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Amended and Restated Offer to Purchase dated November 6, 2009

(a)(2)	Letter of Transmittal**

(a)(3)	Form of Letter to Shareholders dated October 13, 2009**

(a)(4)	Form of Advertisement in Investor’s Business Daily**

(a)(5)	Transfer & Assignment of Shares Form**

____________________
** - Previously filed as Exhibits to the Purchaser’s Schedule TO on October 13, 2009